UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 1)*


                              Instinet Group Inc.
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                   457750107
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                                (CUSIP Number)


                               December 31, 2002
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            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/ /  Rule 13d-1(b)
/ /  Rule 13d-1(c)
/x/  Rule 13d-1(d)

  -----------

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 6 pages

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-------------- --------- -----------------------------------------------------
CUSIP No. 457750107
-------------- --------- -----------------------------------------------------

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1. Name of Reporting Persons:

   I.R.S. Identification Nos. of above persons (entities only):

   Reuters Group PLC
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2. Check the Appropriate Box if a Member of a Group             (a) /x/
                                                                (b) / /
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3. SEC Use Only
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4. Citizenship or Place of Organization:  United Kingdom
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     NUMBER OF SHARES       5. Sole Voting Power:  206,900,000*
  BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH
                            --------------------------------------------------
                            6. Shared Voting Power: 0

                            --------------------------------------------------
                            7. Sole Dispositive Power: 206,900,000*

                            --------------------------------------------------
                            8. Shared Dispositive Power: 0

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9.  Aggregate Amount Beneficially Owned by Each Reporting Person: 206,900,000*

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10. Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares
    (See Instructions)                                                     /x/

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11. Percent of Class Represented by Amount in Row (9): 62.8%**

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12. Type of Reporting Person (See Instructions):  CO

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*       Includes shares beneficially owned by Reuters Group PLC ("Reuters") in the name of certain subsidiaries of Reuters, as disclosed in Exhibit
        99.1 to Reuters initial filing on Schedule 13G with respect to the Issuer. This number does not include the 43,390,907 shares owned in the aggregate by the other parties to that certain Stockholders Agreement dated June 9, 2002. Reuters and the other parties to the Stockholders Agreement own in the aggregate 250,290,907 shares of the Issuer's Common Stock. Reuters disclaims beneficial ownership of any of the Issuer's common stock owned by the other parties to the Stockholders Agreement.

** Percentage ownership has been determined based on 329,495,961 shares of Common Stock outstanding as of November 8, 2002.


                                Page 2 of 6 pages


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                        Amendment No. 1 to Schedule 13G


This Statement on Schedule 13G (the "Schedule 13G") relating to the common stock, par value $.01 per share of Instinet Group Inc. (the "Common Stock"), as previously filed by Reuters Group PLC, is hereby amended as set forth below.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                      3 Times Square, 10th Floor, New York, NY 10036

Item 4.           Ownership.

                  (a) Amount beneficially Owned:

                          See Item 9 of the cover page.

                  (b) Percent of class:

                          See Item 11 of the cover page.

                  (c) Number of shares as to which such person has:

                      (i) Sole power to vote or to direct the vote:

                                  See Item 5 of the cover page.

                     (ii) Shared power to vote or to direct the vote:

                                  See Item 6 of the cover page.

                    (iii) Sole power to dispose or to direct the disposition
                          of:

                                  See Item 7 of the cover page.

                     (iv) Shared power to dispose or to direct the disposition
                          of:

                                  See Item 8 of the cover page.

Item 8.           Identification and Classification of Members of the Group.

                  Certain subsidiaries of Reuters Group PLC are parties to a Stockholders Agreement, dated as of June 9, 2002, among the Issuer, entities affiliated with Bain Capital, entities affiliated with TA Associates, Inc. and entities associated with Silver Lake Partners, L.P. Exhibit 99.2 to this Amendment No. 1 to Schedule 13G lists each party to the Stockholders Agreement. The Stockholders Agreement requires the parties to vote their Common Stock for directors that are designated in accordance with the provisions of the Stockholders Agreement. In addition, the Stockholders Agreement requires, under certain circumstances, the parties to vote their shares of Common Stock in favor of certain equity issuances


                                      Page 3 of 6 pages
                  by the Issuer and imposes certain restrictions on sales of Common Stock by the parties. The aggregate number of shares of Common Stock owned by the parties to the Stockholders Agreement, based on information provided to Reuters Group PLC by the other parties to the Stockholders Agreement, is 250,290,907 shares. The share ownership reported for Reuters Group PLC does not include any shares owned by the other parties to the Stockholders Agreement. Reuters Group PLC disclaims beneficial ownership of any shares of Common Stock owned by the other parties to the Stockholders Agreement.



                                  Page 4 of 6 pages

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                                  SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


                                         February 14, 2003
                                         -----------------
                                         (Date)


                                         /s/ Rosemary Martin
                                         -------------------
                                         (signature)


                                         Rosemary Martin, Corporate Secretary
                                         ------------------------------------
                                         (Name/Title)


          The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


                                   Page 5 of 6 pages

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                                 EXHIBIT INDEX
                                 -------------


The Schedule 13G is hereby amended by adding the following exhibit:

Exhibit
-------

Exhibit 99.2   Parties to the Stockholders Agreement


                                   Page 6 of 6 pages


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